UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PVR Partners, L.P.

(Name of Issuer)

Common units representing limited partner interests

(Title of Class of Securities)

693665101

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 693665101

1.	Names of reporting person: Riverstone V PVR Holdings, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO (See Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) PN

CUSIP No. 693665101

1.	Names of reporting person: Riverstone Energy Partners V, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO (See Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) PN

CUSIP No. 693665101

1.	Names of reporting person: Riverstone Energy GP V, LLC.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO (See Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) OO

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the 13D initially filed on February 28, 2014 (the “Schedule 13D”) relating to Class B units representing limited partner interests (the “Class B Units”) of PVR Partners, L.P., a Delaware limited partnership (the “Issuer”), which are convertible into common units of the Issuer that are registered under the Securities Exchange Act of 1934, as amended (“Common Units”). The Issuer’s principal executive offices are located at Three Radnor Corporate Center, Suite 301, 100 Matsonford Road, Radnor, PA 19087.

Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended as follows:

(b) The Reporting Persons owned 24,811,083 Class B Units of the Issuer. As described in the Agreement and Plan of Merger among Regency Energy Partners LP (“Regency”), Regency GP LP, RVP LLC, PVR Partners, L.P. and PVR GP, LLC, (the “Merger Agreement”), pursuant to an amendment to the Limited Partnership Agreement of the Issuer, the Class B Units converted to Common Units immediately prior to the effective time of the transactions contemplated by the Merger Agreement (the “Merger”). At the effective time of the Merger, each Common Unit of the Issuer held by the Reporting Persons was exchanged for 1.02 common units of Regency. This Schedule 13D is being filed to report that the Reporting Persons have ceased to own more than five percent of the outstanding equity interests in the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a)-(c) The Reporting Persons have disposed of all of their Class B Units and Common Units pursuant to the Merger Agreement, in exchange for common units of Regency at the effective time of the Merger.

(e) As of March 21, 2014, the Reporting Person ceased to be a beneficial owner of more than five percent of the Issuer’s outstanding equity interests.

1.	Riverstone V PVR Holdings, L.P.

A	Amount beneficially owned: 0

B.	Percent of class: 0%

C.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

2.	Riverstone Energy Partners V, L.P.

A	Amount beneficially owned: 0

B.	Percent of class: 0%

C.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

3.	Riverstone Energy GP V, LLC

A	Amount beneficially owned: 0

B.	Percent of class: 0%

C.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: March 28, 2014	RIVERSTONE V PVR HOLDINGS, L.P.

	By:	Riverstone Energy Partners V, L.P, its general partner

	By:	Riverstone Energy GP V, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

RIVERSTONE ENERGY PARTNERS V, L.P.

	By:	Riverstone Energy GP V, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

RIVERSTONE ENERGY GP V, LLC

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

Schedule 13D — Signature Page